NO ACT

1E
2-27-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13000770

Received SEC

MAR 04 2013

Washington, DC 20549

March 4, 2013

Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-04-2013

Re: Fifth Third Bancorp
Incoming letter dated February 27, 2013

Dear Mr. Kron:

This is in response to your letters dated February 27, 2013 and March 1, 2013 concerning the shareholder proposal submitted to Fifth Third Bancorp by Trillium Asset Management, LLC on behalf of Judith Harden and the Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province. We also have received a letter from Fifth Third Bancorp dated March 1, 2013. On January 28, 2013, we issued our response expressing our informal view that Fifth Third Bancorp could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letters, we find no basis to reconsider our position.

Under Part 202.1(d) of Section 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex." We have applied this standard to your request and determined not to present your request to the Commission.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Richard G. Schmalzl
Graydon Head & Ritchey LLP
rschmalzl@graydon.com



Investing for a Better World® Since 1982

Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179 800-548-5684

March 1, 2013

Jonathan A. Ingram
Deputy Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Request for Review of No-action Letter Issued to Fifth Third.

Dear Mr. Ingram,

We hereby request reconsideration of the Staff's grant of the no-action letter dated January 28, 2013 to Fifth Third and if reconsideration is denied that, pursuant to 17 CFR 202.1 (d), the matter be presented to the Commission for its consideration.

The Staff's letter stated that the Proposal related to the Company's "ordinary business operations", noting that "the proposal relates to the products and services offered for sale by the company and that [p]roposals concerning the sale of particular products and services are generally excludable under rule 14a-8(i)(7)".

We make this request because we are unable to reconcile the Staff's conclusions with the overwhelming body of evidence and new developments since the no-action letter was issued that demonstrates the focus of the proposal is a significant policy issue that warrants shareholder attention.

We also make our request for reconsideration because we are unable to reconcile the current Staff decision with previous Staff decisions that have decided that predatory lending by registrants which are banks or small loan companies raises an important policy issue, thereby rendering Rule 14a-8(i)(7) inapplicable. *Cash America International, Inc.* (February 13, 2008); *Wells Fargo & Company* (February 11, 2009); *JPMorgan Chase & Co.* (March 4, 2009); *Bank of America Corporation* (February 26, 2009); *Citigroup Inc.* (February 11, 2009); *Bank of America Corporation* (February 23, 2006); *Conseco, Inc.* (April 5, 2001); Associates First Capital Corporation (March 13, 2000). See also *American International Group, Inc.* (February 17, 2004); *Household International Inc.* (February 26, 2001). We fail to understand why this principle is not equally applicable to banks that make predatory loans known as direct deposit advances, such as Fifth Third's Early Access scheme. In those letters, the proponent had requested that a committee of the registrant's Board oversee "the development and enforcement of policies" to prevent predatory lending by the Company" or, in the case of payday lending, that the registrant develop a "standard of suitability" for its loans. We fail to understand why the Proponents' shareholder proposal deals with "the sale of particular products", although the other predatory lending proposals raised significant policy issues.

The Significant Policy Issue Standard

Since 1976, the Commission and the Staff have described the parameters of Rule 14a-8(i)(7). In Release 34-12,999 (November 22, 1976), the Commission explained that:

> The Commission is of the view that the provision adopted today can be effective in the future if it is interpreted somewhat more flexibly than in the past. Specifically, the term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view.

Similarly, in Release 34-40018 (May 21, 1998) the Commission stated that proposals which relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

The Staff noted in 2002 "that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" Staff Legal Bulletin 14A (July 12, 2002) (SLB 14A).

It is also our understanding that the Staff considers several indicia in determining whether a matter constitutes a significant policy issue and has informally indicated that key indicia include the level of public debate, media coverage, regulatory activity and legislative activity.

Staff Letters On Predatory Lending

Associates First Capital Corporation (March 13, 2000). Here the Staff refused to exclude a predatory lending proposal on 14a-8(i)(7) grounds. The Staff concluded that the company had failed to carry its burden of proving that the proposal could be excluded under 14a-8(i)(7). Thus, although because of the failure of the registrant to make its best argument the letter is therefore less than a clarion call to permit predatory lending proposals, it nevertheless clearly stands for the proposition that predatory lending proposals raise significant policy issues for makers of such loans.

Conseco, Inc. (April 5, 2001). The *Conseco* proposal requested the registrant to adopt a policy "to ensure that no employee of . . . the corporation engages in predatory lending". In this instance, the company argued that the proposal involved a variety of ordinary business matters, such as "credit, lending and underwriting policies", "pricing policies" and "the general conduct of a compliance and monitoring program", thus clearly establishing that the proposal related to ordinary business matters of the registrant. Nevertheless, since if a proposal relating to ordinary business matters also raises a significant policy issue for the registrant, the Staff determined that Rule 14a-8(i)(7) was inapplicable to the proposal.

The conclusion that shareholder proposals concerning predatory lending raise significant policy issues and thus are not excludable under Rule 14a-8(i)(7) was reaffirmed by Staff letters permitting proposals that would base executive compensation in part on the absence of predatory lending. *Household International, Inc.* (February 26, 2001); *American International Group, Inc.* (February 17, 2004). *Cf. Countrywide Credit Industries, Inc.* (April 9, 2002).

Bank of America Corporation (February 23, 2006). The proposal requested the registrant "to develop higher standards for the securitization of subprime loans to preclude the securitization of loans involving predatory practices". The company argued that the proposal not only dealt with matters relating to its ordinary business operations, such as the "provision of commercial and investment services", but also that the "proposal's excludability is not overridden by a significant policy issue". The company lost. The Staff concluded that, even though the bank was not the originator of the loans that it was such an integral part of the predatory lending process that the proposal raised a significant policy issue for it.

Wells Fargo & Company (February 11, 2009); *Citigroup, Inc.* (February 11, 2009); *Bank of America Corporation* (February 26, 2009); *JPMorgan Chase & Co.* (March 4, 2009). In each case, the proposal requested that the registrant issue a report "evaluating with respect to practices commonly deemed to be predatory, our company's credit card marketing, lending and collection practices." The Wells Fargo no-action request was typical of those submitted by the banks and argued that the proposal was excludable, *inter alia*, "because it involves the company's credit policies, loan underwriting and customer relations" and that its activities did not raise a significant policy issue. The other three banks made similar arguments. For example, Bank of America argued that "extensions of credit and credit decisions", "providing other banking services" and the "sale of a particular product" were all ordinary business matters and that 'the proposal's excludability is not overridden by a significant policy concern". All four bank's arguments were rejected by the Staff despite the fact that credit card terms are not the classical predatory loan home mortgage loan made by a non-bank, as had been true of the letters described above.

In *Wells Fargo & Company* (February 16, 2006) and *Bank of America Corporation* (March 7, 2005) the proposal requested the bank not to provide "credit or other banking services to lenders that are engaged in payday lending". Thus, these proposals did not address any predatory lending by the banks themselves, but rather that they provided financing to the actual lenders who made predatory loans. The Staff did not deem the banks activities to be such an integral part of the predatory lending process as to raise a significant policy issue for the banks. In this instance of Fifth Third's Early Access scheme, however, the bank is directly making the predatory product.

Cash America International, Inc. (February 13, 2008). Cash America, a national non-bank payday lender, argued that the proposal related to its ordinary business operations ("credit policies, loan underwriting and customer relations") and that the proposal raised no significant policy issues so as to override the "ordinary business" aspects of the proposal. The Staff rejected the no-action letter request, thus deciding that the proposal did, indeed, raise a significant social policy issue.

In *Cash America* the registrant, in its no-action letter request, pointed out that it maintained suitability criteria in making its loans, similar to what Fifth Third tries to argue. It should also be noted that the Whereas Clause of the proposal referenced a state government study that had indicated that the average payday borrower received 12 such loans per year, just as the shareholders with Fifth Third notes a study finding that the typical direct deposit advance borrower is indebted for more than 175 days a year. With an average 10-day loan term, as noted in the Fifth Third proposal, that 17.5 such direct deposit advances a year carrying on average a 365% APR. If Staff found 12 short-term loans a year to be a sign of predatory lending and significant public policy concerns, then a product such as the direct deposit advance that leads to 17.5 short-term loans surely meets the necessary threshold.. (Note, just as Fifth Third tries to point to statements on its website to deflect attention from the long-term repetitive use of the product, Cash America's website, www.cashamerica.com, under the heading cash advance, subheading "Frequently asked questions", in question seven, states that the maximum number of rollovers it permits is limited to four.)

Fifth Third's Early Access scheme is identical to Cash America's payday lending scheme in that they both meet the criteria for payday lending articulated by the CFPB. In its January 2012 examination guidelines for banks and non-bank lenders for "short-term, small dollar loans," the Consumer Financial Protection Bureau noted that direct deposit advances share the same product characteristics as payday loans made by companies such as Cash America. Specifically, in the guidance, which covers direct deposit advances as explained further, it identified three characteristics of payday lending, all of which are applicable to Fifth Third's Early Access product. The three features are: "the loans are small dollar; borrowers must repay loan proceeds quickly (i.e., they are short-term); and they require that a borrower give lenders access to repayment through a claim on the borrower's deposit account...." (CFPB Short-Term, Small Dollar Examination Guidance, available on CFPB website).

Furthermore, the Early Access product carries the same predatory criteria as Cash America's payday lending scheme. This is established by an examination of the criteria used by the Department of Defense Report, "Report on Predatory Lending Practices Directed at Members of the Armed Forces and Their Dependents." This Report formed the basis for the enactment by Congress of the restrictions in payday lending that are set forth in 10 USC 987. Each of the criteria listed is as equally applicable to the Fifth Third product as it is to the Cash America scheme.

The "Widespread Public Debate" On Bank Pay Day Lending

A.

Our January 16, 2013 (hereinafter referred to as the "January 16th letter"), delineated many aspects of the widespread current debate on payday lending by banks. We especially draw attention to the following information set forth in that letter:

1) The extensive media coverage of the issue.
2) The public outcry described in the January 16th letter, citing public expressions of concern by many well-known people and institutions.
3) Actions in various states concerning bank pay day lending, including those in Arizona and North Carolina.
4) Renewed Federal concern, including the introduction of several bills during the last session of Congress, the letter in January of this year from several Senators to the federal banking regulators requesting that they take action on pay day loans by banks and the fact that the FDIC was planning an investigation of pay day lending by banks.

B.

In addition to the materials in the January 16th letter we would like to highlight the following additional evidence of why the Proposal focuses on a significant policy issue.

1.

The Consumer Financial Protection Bureau (the "CFPB") was created by the Dodd-Frank law and began operations in mid-2011. One of its first projects was to examine pay day lending and on January 19, 2012, it held its "first-ever field hearing [in Birmingham, Ala.] to gather information and input on the payday lending market". According to the contemporaneous Press Release (available on the CFPB web site) issued by the CFPB:

> Payday lenders have sprung up across the country over the past 20 years, beginning in storefront locations. With the advent of new media, payday loans now are offered through the internet. Most recently, some banks began offering similar loan products. . . .

> In general, CFPB supervision will include gathering reports from and conducting examinations of bank and nonbank activities. The examination process [will include] onsite examinations.

Simultaneously with the issuance of the Press Release, the CFPB issued its "Examination Procedures [for] Short-Term, Small-Dollar Lending, Commonly Known as Payday Lending". (Available on the CFPB web site.) The opening portion of that document is entitled "Background" and its sixth paragraph (page 2) reads as follows:

> Some banks market a payday loan variant they call an "advance" – a direct deposit advance [Wells Fargo's product], an early access advance [Fifth Third Bank], a ready advance [Regions Financial Corporation], or a checking account advance [U.S. Bancorp] [these being the names given, respectively, to their payday schemes by the four major banks that make payday loans].

Richard Cordray, the Director of the CFPB, made the opening remarks at the CFPB's hearing stating:

> Payday lending as we know it has grown rapidly since the 1990s. Today, payday loans are readily available online and in strip malls. Even some traditional banks now offer a similar product called a deposit "advance". . . .
>
> At the Bureau, we now have the authority to examine nonbank payday lenders of all types and sizes, as well as large banks that offer deposit advances. We already have begun examining the banks, and we will be paying close attention to deposit advance products at the banks that offer them.

Following the hearing and the publication of the transcript of the hearing (available on the CFPB web site), the CFPB opened a comment period for public input (see 77 Fed. Reg. 16817 (March 22, 2012)) and received over 600 comments on the issue.

In summary, loans such as those made under the Early Access product are deemed by the CFPB to be matters of grave public concern. Consequently, there can be no doubt that the Proponents' shareholder proposal raises a significant policy issue for Fifth Third.

2.

In June 2011, the Office of the Comptroller of the Currency (the "OCC") issued a request for comments on proposed guidelines on "Deposit-Related Consumer Credit Products". (76 Fed. Reg. 33409ff.) The OCC proposed (see section entitled "Purpose") supervisory guidance "to clarify the OCC's application of principles of safe and sound banking practices in connection with deposit-related consumer credit products such as automatic overdraft protection and direct deposit advance programs" because it has found that some banks "are administering deposit-related consumer credit programs without proper attention to these [operational, reputational, compliance and credit] risks. In some cases, these program weaknesses are strikingly apparent." Included among the (predatory) practices that raise concerns (see Appendix B, subsection "Safe and Sound Banking Practices in Connection with Deposit Advance Programs") are:

- Failure to evaluate the customer's ability to repay . . .
- Requiring full repayment of the advance out of a single deposit, which reduces the funds available to customers for daily living expenses . . .
- Steering customers who rely on direct deposits of federal benefits payments as their principal source of income to deposit advance products
- Failure to monitor accounts for excessive usage and costs

The OCC received many comments on its proposed guidance, some contending that the guidance was too weak, some that it was too strong. In any event, the proposal and the many comments are evidence of a robust public debate on the predatory nature of these products.

The OCC has issued other advisories concerning predatory lending that apply to direct deposit schemes. Thus Fifth Third's Early Access product is clearly included in the definition of "predatory lending" that the OCC used in its Advisory Letter AL 2003-2 entitled "Guidelines for National Banks to Guard Against Predatory and Abusive Lending Practices". (Available on the OCC web site.) In the "Background" section of that Advisory, the OCC noted that although the totality of the circumstances must be considered, fundamentally predatory lending is marketing to "borrowers who simply cannot afford the credit on the terms being offered" and such actions usually have one key feature:

> Typically, such credit is underwritten predominately on the basis of the liquidation value of the collateral, without regard to the borrower's ability to service and repay the loan according to its terms absent resorting to that collateral. This abusive practice leads to "equity stripping." When a loan has been made based on the foreclosure value of the collateral, rather than on a determination that the borrower has the capacity to make the scheduled payments under the terms of the loan . . . the lender is effectively counting on its ability to seize the borrower's equity in the collateral to satisfy the obligation and to recover the typically high fees associated with such credit. . . .

While such disregard of the basic principles of loan underwriting lies at the heart of predatory lending, a variety of other practices may also accompany the marketing of such credit.

Needless to say, this "disregard of the principles of loan underwriting" lies at the heart of the Early Access product, which relies exclusively on the collateral (the next pay check) rather than on the financial situation of the borrower.

In addition, the Early Access product has a number of other characteristics that the OCC's Advisory Letter lists as indicia of predatory lending, including balloon payments, frequent refinancing, and excessive fees, which as the shareholders noted lead to a 365% APR for a 10-day loan.

The 2003-2 Advisory goes on to say, at the outset of the section entitled "Safety and Soundness Concerns":

> As noted above, a departure from fundamental principles of loan underwriting generally forms the basis of abusive lending: lending without a determination that a borrower can reasonably be expected to repay the loan from resources other than the collateral securing the loan, and relying instead on the foreclosure value of the borrower's collateral to recover principal, interest, and fees. A national bank that makes a loan to a consumer based predominately on the liquidation value of the borrower's collateral, rather than on a determination of the borrower's repayment ability, including current and expected income, current obligations, employment status, and other relevant financial resources, is engaging in a fundamentally unsafe and unsound banking practice. . .

Earlier, the OCC has issued Advisory Letter AL 2000-10 entitled "Payday Lending". (Available on the OCC web site.) Although this advisory was aimed primarily at situations where banks were financing payday lenders, it also applied to payday lending by banks. Thus, on page 5 the OCC states that it "will closely review any payday lending activities conduced directly by national banks".

In summary, it is clear both that the OCC considers payday lending by banks to be a significant policy issue for banks and that the OCC considers loans such as those made in Early Access product to have "program weaknesses" that align with the OCC's well-established signs of predatory lending, and as such has made these direct deposit advance practices the subject of public policy debate.

The Early Access product therefore raises a significant policy issue for Fifth Third.

3.

Payday loans, such as the Early Access product, have also been of concern to the Federal Deposit Insurance Corporation (the "FDIC").

In 2005 the FDIC issued FIL-14-2005, entitled "Guidelines for Payday Lending", (available on the FDIC web site.) superseding earlier (2003) payday lending guidelines. Both sets of guidelines are "examination guidelines" for use by Federal bank examiners, rather than hard and fast rules on what must or may not be done. The revised guidelines were issued even though, as noted in the FDIC press release (available on the FDIC web site) that accompanied the revised guidelines (PR-19-2005 (3-2-2005)), only 12 banks supervised by the FDIC were issuing such loans (out of the 5,200 FDIC insured institutions). This would seem to indicate that although only a tiny slice of the banking industry was engaged in such practices that there was a tremendous regulatory concern about the actions of those few bad apples. It is clear that the guidelines apply to the Early Access product since the opening words of the second paragraph of the Section entitled "Background" states:

> Payday loans (also known as deferred deposit advances) are small-dollar short-term, unsecured loans that borrowers promise to repay out of their next paycheck or regular income payment (such as a social security check).

The *sole* purpose in revising the guidelines, according to the statement (available on the FDIC web site) that accompanied the new guidelines, signed by Michael J. Zamorski, Director of the Division of Supervision and Consumer Protection, was to "provide more specific guidance with respect to the appropriate limits on payday loan use to ensure that this high-cost short-term credit product is not provided *repeatedly* to customers with longer-term credit needs." [Emphasis supplied.]In other words, to prevent the "debt trap" of many repeated reborrowing, draining fees and making it more difficult the borrower to get out of the red. The statement goes on to say;

> . . . The FDIC believes that providing high-cost short-term credit on a recurring basis to customers with long-term credit needs is not responsible lending; increases institutions' credit, legal, reputational and compliance risks; and can create a serious financial hardship for the customer.
>
> To reduce these risks and promote responsible lending, the revised guidance states that institutions should ensure that payday loans are not provided to customers who have had payday loans outstanding from ***any*** lender for a total of ***three months*** in the previous 12-month period. When a customer has used payday loans more than three months in the past 12 months [institutions should provide or refer a customer to] an alternative longer-term credit product that more appropriately suits the customer's needs. In any event, whether or not an institution is able to provide a customer alternative credit products, an ***extension of a payday loan is not appropriate*** under such circumstances. [Emphasis supplied.]

Shareholders are very concerned that the Early Access product violates this 2005 guidance, thus increasing the bank's reputation and compliance risks, along with increasing the financial hardships on their customers. First, Fifth Third's own program description notes that a borrower may be stuck in 6 months of consecutive borrowing at the maximum limit before the bank will trigger any kind of cooling off period. That is twice as long as the three months recommended in the guidance above. Second, the only publicly available research to date, based on an empirical analysis of direct deposit advance transactions, actions shows that the typical borrower is indebted for more than 175 days a year (as noted in the shareholder proposal). Finally, we are not aware of any indication that Fifth Third ascertains whether others have made payday or direct deposit loans to the borrower within the most recent 12-month period, although the guidelines require it to make such an investigation. In this connection, note that the text of the guidelines themselves state that institutions should:

> Ensure that payday loans are not provided to customers who had payday loans outstanding **AT ANY LENDER** for a total of three months during the previous 12 months. When calculating the three-month period, institutions should consider the customers' total use of payday loans at all lenders. [Emphasis in original.]

4.

On January 29, 2013, one day after Staff issued its no-action letter to Fifth Third, Senators Merkely (D-OR), Udall (D-NM), Durbin (D-IL) and Blumenthal (D-CT) introduced S. 172, the Stopping Abuse and Fraud in Electronic Lending Act of 2013 (the "SAFE Lending Act of 2013"). The Act would subject national banks to state usury laws applicable in the domicile of the borrower. This Act would enhance at least 17 states, plus the District of Columbia's, ability to enforce their double-digit usury limits against the Early Access product.

The letter sent to the FDIC and the OCC by five United States Senators (Blumenthal (D-CT), Brown (D-OH), Durbin (D-IL), Schumer (D-NY) and Udall (D-NM)) which is set forth in our letter of January 16th was noted in the *American Banker* of January 11, 2013, the *SNL Bank and Thrift Daily* of January 14, 2013, and the Dow Jones News Service of January 10, 2013.

5.

In addition to the public outcry noted above, please note the following items.

Although it does not discuss the types of pay day loans similar to Early Access product, it is worth noting that the lead article on the first page of the Sunday *New York Times* of February 24, 2013, discusses the role of national banks, such as JPMorgan Chase and others, in indirectly facilitating payday loans made by online lenders to borrowers in states where state law prohibits these loans. Note that S. 172 would outlaw this activity. Very quickly, on February 26, 2013, the *New York Times* reported that JPMorgan Chase's CEO had vowed to change how they deal with "payday lenders that automatically withdraw payments from borrowers' checking accounts." He noted the practice was "terrible." Fifth Third is one of only a handful of large banks that extend direct deposit advance loans. JPMorgan Chase does not extend direct deposit advances and the care Chase is now taking not to permit automatic withdrawals to outside payday lenders demonstrates how far an outlier Fifth Third's program is from the mainstream of consumer banking.

An article that appeared in the August 13, 2011 edition of the *Wall Street Journal* stated that "This summer, a behind-the-scenes debate has flared up in Washington over a little-known corner of the U.S. lending industry known in banking parlance as 'direct-deposit advance' loans". It is clear that at this point, the debate has "flared up" far beyond Washington.

In the weeks since Staff issued its no-action letter, two national groups – CREDO and Green America – have issued national calls to action focusing specifically on banks' direct deposit advance products, including specifically naming Fifth Third's Early Access scheme. Together, those calls reportedly reached more than half a million individuals.

Additionally, the *American Banker* reported on February 15, 2013, that Fifth Third had been sued in Florida in a class action lawsuit claiming that its deposit advance program charged "illegally high interest rates". The article noted that the bank's "program functions like a payday loan, but is available only to customers who make regular direct deposits to the Third Fifth accounts". The article also stated that a similar lawsuit had been filed against the same bank in Ohio last August.

Finally, just this week, Director Richard Cordray of the CFPB spoke to a convening of state attorneys general, expressing concern about "debt trap" products. In these remarks, Director Cordray stated:

> "A...problem for consumers is debt traps. Financial products that can trigger a cycle of debt may generate substantial unexpected costs through repeated use, which can disrupt the precarious balance of consumers' financial lives. Often these products are marketed as short-term solutions to an emergency need, obscuring the risks inherent in the terms of the loan – terms which typically include both high fees and a very short-term repayment obligation. Debt traps can turn short-term credit into long-term debt that deepens people's problems and leaves them worse off." (Transcript of remarks are available on CFPB's website).

Bloomberg news coverage of the event noted that any action by the CFPB related to these "debt trap" products would also include short-term loans made by banks, such as those with direct deposit advances. The concerns expressed here by Director Cordray are exactly the same as shareholders have about Fifth Third's Early Access scheme, which is marketed as a short-term solution, carries high fees, and is due in a very short time frame (a borrower's next deposit).

Conclusion

In conclusion, we respectfully request that the Staff inform the Company that rule 14a-8 requires a denial of its no-action request. As demonstrated above, the Proposal is not excludable under rule 14a-8 because it raises a significant social policy issue facing the

Company. Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Commission requires any further information.

Sincerely,



Jonas Kron

GRAYDON HEAD

LEGAL COUNSEL | SINCE 1871

Richard G. Schmalzl
Direct:513.629.2828
rschmalzl@graydon.com

March 1, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: ***Fifth Third Bancorp***
Shareholder Proposal of Trillium Asset Management, LLC and Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province
Securities Exchange Act of 1934 - Rule 14a-8

Ladies and Gentleman:

On January 28, 2013, the Staff granted no-action relief to Fifth Third Bancorp ("Fifth Third") regarding the omission from its 2013 proxy materials of the shareholder proposal presented by Trillium Asset Management, LLC on behalf of Judith Harden, as her designated representative in this matter, and co-filer Sisters of the Holy Names of Jesus and Mary U.S. Ontario Province (together, the "Proponent"). On February 27, 2013, the Proponent e-mailed the Staff requesting reconsideration of the Staff's grant of no-action relief to Fifth Third, and that the Commission review if Staff reconsideration is denied. The Proponent requested in its February 27 e-mail to the Staff that Fifth Third refrain from publishing its proxy statement until the Staff responds to a request for reconsideration relating to a shareholder proposal that was submitted to Wells Fargo. The Proponent stated its belief that if the Staff reverses the no-action relief granted to Wells Fargo, then the Staff should reverse the no-action relief granted to Fifth Third for the same reasons. On March 1, 2013, the Proponent submitted to the Staff a more detailed request for reconsideration, but which mirrors the reconsideration request of the Wells Fargo proponent in all material respects.

The Proponent Has No New Substantive Arguments. We reiterate our view that the Proponent's shareholder proposal may be properly excluded from Fifth Third's 2013 proxy materials under both Rule 14a-8(i)(7) and Rule 14a-8(i)(3) for all of the reasons set forth in Fifth Third's December 17, 2012 and January 25, 2013 correspondence with the Staff. In the Proponent's March 1 submission to the Staff, the Proponent once again argues that no-action relief should not be granted because the Proponent believes that payday lending constitutes predatory lending, and that predatory lending is an overriding social policy issue. Both Fifth Third and the Proponent have already addressed these issues at length and the Staff is well aware of its own precedents relating to predatory lending. We continue to believe that: Fifth Third's Early Access product is structured to include numerous safeguards that distinguish Early Access from traditional payday lending and to comply with applicable banking laws and regulations; payday lending does not per se constitute predatory lending; and Fifth Third's Early Access product is not predatory lending. The Proponent's arguments to the contrary are no different or more persuasive in March than they were in January.

Moreover, Fifth Third's request for relief under Rule 14a-8(i)(7) also was based upon the grounds that Fifth Third is engaged in pending litigation regarding the same issues raised by the Proponent. As in *Philip Morris Companies Inc.* (available Feb. 4, 1997), the Proponent's proposal is excludable under Rule 14a-8(i)(7) due to pending litigation even if an overriding social policy concern would exist. Exclusion under Rule 14a-8(i)(3) is likewise not overridden by social policy issues.

The Proponent's Untimely Request Results in Undue Burdens and Expenses. We note for the Staff's consideration that the Proponent engaged in <u>no</u> communications with Fifth Third following the Staff's January 28 grant of no-action relief, and gave Fifth Third no advance notice of its intention to seek reconsideration. Rather, a full 30 days elapsed during which the Proponent took no action whatsoever in response to the Staff's grant of no-action relief. The timing of Fifth Third's Annual Meeting and proxy solicitation has been consistent and predictable, and should have been well known to the Proponent. Fifth Third and its shareholders should not bear the burdens and extra costs that may result from the Proponent's tardiness in seeking reconsideration.

Fifth Third's historical practice is to hold its Annual Meeting on the third Tuesday of April, and Fifth Third's Annual Meeting accordingly is set for April 16, 2013. Broker notices of the Annual Meeting and record dates have been sent, all proxy materials are essentially complete and ready to be printed, the meeting facilities rented, and Fifth Third's directors, officers, and undoubtedly shareholders who regularly attend the Annual Meeting, have made arrangements to be present at the meeting on April 16. Consistent with its past practices and time table, Fifth Third has planned to begin printing definitive proxy materials on March 4 and to commence mailing its definitive proxy materials no later than March 7 to shareholders of record as of February 28. If Fifth Third is delayed in the printing and mailing of its proxy statement, Fifth Third may have to reschedule the date of its Annual Meeting, change its record date, find a new location, give a new broker notice, re-print its proxy cards, and provide full set delivery to all shareholders if the timing requirements for proxy notice and access can no longer be met.[1]

The Proponent's Request for Reconsideration Must Be Considered Independently. Notwithstanding the Proponent's attempt to link the no-action relief granted to each of Fifth

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[1] If the Staff or the Commission would deny no-action relief upon reconsideration, then it will be impossible for Fifth Third to comply with the Rule 14a-8 requirement to provide the Proponent with a copy of Fifth Third's opposition statement no later than 30 calendar days before filing definitive proxy materials. Unless relief is granted, Fifth Third would be forced to delay its Annual Meeting, change its record date, re-notify brokers, and revise all of its proxy materials. We believe such an outcome would be grossly unfair to Fifth Third and its shareholders in light of the Proponent's failure to act in a timely manner.

Third and Wells Fargo, we understand that the Staff will separately consider the facts, circumstances and arguments applicable to each of Fifth Third and Wells Fargo. Nonetheless, we believe it important to point out that the shareholder proposals submitted to each of Fifth Third and Wells Fargo are not identical. As stated in our December 17, 2012 and January 25, 2013 correspondence with the Staff, the precise wording of a shareholder proposal is of critical importance in determining whether the proposal may be properly excluded from an issuer's proxy statement. Of even greater importance, the arguments and underlying facts made in support of exclusion by each of Fifth Third and Wells Fargo are different.

****

On behalf of Fifth Third, we acknowledge and appreciate that the Staff will proceed as expeditiously as possible. For all the reasons set forth herein and in our letters dated December 17, 2012 and January 25, 2013, we respectfully request that the Staff deny the Proponent's request for reconsideration or grant no-action relief based on one or more of the other grounds set forth in our prior correspondence. If the Staff has any questions or would like any additional information, please contact me at (513) 629-2828 and we will respond immediately.

Very truly yours,

Graydon Head & Ritchey LLP



Richard G. Schmalzl

c: Jonas Kron, Trillium Asset Management, LLC (via Email)
Vicki Cummings, Sisters of the Holy Names of Jesus & Mary
U.S. Ontario Province (via Email)
Paul L. Reynolds, Esq., Fifth Third Bancorp (via Email)

From: Jonas Kron <JKron@trilliuminvest.com>
Sent: Wednesday, February 27, 2013 8:58 AM
To: shareholderproposals; Sam Lind
Subject: Fifth Third No-Action Request for Reconsideration.
Attachments: WellsFargopredatory lending (appeal).docx; ATT00001.htm; wellsfargo (appeal #2).odt; ATT00002.htm

We have recently been made aware that Paul Neuhauser, on behalf of Wells Fargo shareholders, has requested that Jonathan A. Ingram, Deputy Chief Counsel, Division of Corporation Finance reconsider of a January 28, 2013 Staff letter concurring with Wells Fargo's no-action request. The shareholder proposal at issue at Wells Fargo is virtually identical to the proposal that we filed at Fifth Third on behalf of our clients.

We would respectfully request that Fifth Third refrain from publishing its proxy until Mr. Ingram has responded to Mr. Neuhauser's request for reconsideration.

Both the Wells Fargo staff letter of January 28, 2013 and the Fifth Third staff letter of January 28, 2013 reach the conclusion that the proposals are excludable under rule 14a-8(i)(7) for identical reasons.

Consequently, if the Wells Fargo letter is reversed we firmly believe the same result should apply to our proposal at Fifth Third.

We hereby request reconsideration of the Staff's January 28, 2013 grant of the Fifth Third no-action letter and if reconsideration is denied that the matter be presented to the Commission for its consideration. Further, I am attaching Mr. Neuhauser's correspondence to this email and hereby incorporate the arguments made therein to our request for reconsideration.

Sincerely,

Jonas Kron

Jonas Kron, Esq.
Senior Vice President
Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
jkron@trilliuminvest.com ~ 503-592-0864